Exhibit 99.1

PEPCO HOLDINGS, INC.

		For the Year Ended December 31,
	Three Months Ended March 31, 2014	2013	2012	2011	2010	2009
	(millions of dollars)
Earnings
Net income from continuing operations	$75	$110	$218	$222	$91	$163
Preferred stock dividend	—	—	—	—	—	—
(Income) or loss from equity investees	—	(2)	(1)	3	1	(2)
Minority interest loss	—	—	—	—	—	—
Income tax expense (benefit) related to continuing operations	46	319	103	114	(14)	80

Pre-tax income for common stock	121	427	320	339	78	241
Add: Fixed charges*	73	301	286	275	312	332
Add: Distributed income of equity investees	—	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	—	—	—	—	—	—

Earnings	$194	$728	$606	$614	$390	$573

*Fixed Charges
Interest on long-term debt	$64	$265	$249	$239	$269	$286
Interest capitalized	—	—	—	—	—	—
Other interest	—	—	—	—	—	—
Amortization of debt discount, premium, and expense	3	14	16	14	21	23
Interest component of rentals	6	22	21	22	22	23
Pre-tax preferred stock dividend requirement	—	—	—	—	—	—

Fixed charges	$73	$301	$286	$275	$312	$332

Ratio of earnings to fixed charges (a)	2.66	2.42	2.12	2.23	1.25	1.73

(a)	Pepco Holdings, Inc. has no preferred equity securities outstanding, therefore the ratio of earnings to fixed charges is equal to the ratio of earnings to combined fixed charges and preferred stock dividends.